PRESS RELEASE

AuRico Gold Reports New Drill Results Including 5.1 metres grading 11.80
Grams Per Tonne Gold Equivalent1 at the La Balleza Vein, Venus Project

Toronto: August 2, 2011: AuRico Gold Inc. (TSX:AUQ) (NYSE: AUQ), (“AuRico”) is pleased to provide an update of drill results at its Venus Project located three kilometres north of the Company’s flagship Ocampo mine. Continued drilling on the La Balleza Vein system has shown that the vein has multiple parallel mineralized splits with high grade drill intercepts. 700 metres of mineralized strike length has been delineated and the discovery is open to expansion laterally and at depth with wide zones of low-grade mineralization. To date the Company has completed 18 drill holes with nine holes reporting intercepts in excess of the underground cut-off grades at the nearby Ocampo mine. Some of the drill holes have multiple parallel mineralized veins that further enhance the potential of this project.

Some of the best new drill intercepts include:

Hole	From (m)	To (m)	Length (m)	Gold g/t	Silver g/t	Gold Eq. g/t(1)
VEN-015	174.9	175.8	0.9	9.91	140	12.46
VEN-018	228.3	229.1	0.8	4.66	474	13.28
VEN-023	102.5	104.6	2.1	10.78	159	13.66
VEN-028	305.4	310.5	5.1	10.83	53	11.80

“The drilling program at La Balleza continues to report positive results with numerous high-grade gold-silver intercepts that further demonstrate the potential of this vein system. In addition, hole VEN-028 discovered the first wide zone of sheeted-style mineralization, with 15.0 metres grading 0.97 grams per tonne gold-equivalent(1)”, stated Peter Drobeck, Senior Vice President of Exploration and Business Development. “We are particularly encouraged with the overall results from our 2011 drilling program that we have reported from Ocampo, Venus and Los Jarros as, collectively, the close proximity of these land packages strategically positions the Company for growth in this exciting new mining district.”

The Venus project includes 4,575 hectares of strategic mineral rights north of the Company’s Ocampo mine and west of Agnico-Eagle’s Pinos Altos Mine. The Company presently has three drill rigs working at the Venus Project, with two drilling rigs working at La Balleza and one on the large Santo Nino Vein system. To date, the Company has completed 10,422 metres of drilling in 33 drill holes since the drilling program was launched in November, 2010. In addition, the Company has an aggressive program of geologic mapping and geochemical sampling to develop additional new targets on this key property.

(1) Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

Note: The Venus drilling information has been reviewed by Qualified Person, Mr. Peter Drobeck. All gold sample analyses for Venus were performed by Chemex Laboratories, based in Vancouver, British Columbia, using standard fire assay procedures, with an AA finish. Silver is analyzed using a four-acid digestion with ICP finish, and fire assays for samples over 100 grams per tonne silver. The Company maintains a Quality Assurance – Quality Control program including the insertion of commercial control reference pulps and blanks in all its drill programs, along with a dedicated QA-QC engineer to monitor results. Sample lengths are not necessarily true widths.

This press release sets out the gold and silver grades found in the samples taken from various targets. Not all of these targets have been categorized as a mineral resource deposit under applicable Canadian mineral resource reporting standards, and it is uncertain if further exploration will result in these targets being delineated as mineral resources. The grades encountered so far should not be taken as representative of the ore bodies in question as there has been insufficient exploration to define a mineral resource, and such grades may not prove representative of the deposits if and when the same are delineated as mineral resources.

About AuRico Gold

AuRico Gold Inc. is a leading intermediate Canadian gold and silver producer with a diversified portfolio of high quality mines and projects in Mexico. The Company’s three wholly-owned operating properties include the Ocampo mine in Chihuahua State, the El Chanate mine in Sonora State and the El Cubo mine in Guanajuato State. Its strong pipeline of development and exploration stage projects includes the Guadalupe y Calvo advanced exploration property in Chihuahua State and the Orion Project in Nayarit State, the Venus Project in Chihuahua State, and five other exploration properties throughout Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

René Marion	Anne Day
President & Chief Executive Officer	Director of Investor Relations
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured”, “indicated” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F, which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘target’’, ‘‘continue’’, ‘‘estimate’’, ‘‘may’’, and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding the grades of additional underground and surface drilling programs at Ocampo, the ability to delineate additional resources or reserves as a result, the suitability of targets for future underground or open pit mining at Ocampo, anticipated future financial and operational performance, the future price of gold and silver, the timing of re-commissioning and re-commencement of production at El Cubo, the de-risking of operations, future exploration results of its exploration and development program at Ocampo, the Company’s ability to delineate additional resources and reserves as a result of such program, and the company’s ability to mine such targets by mid-2011, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2011 results, operating performance projections for 2011, our ability to fully fund our business model internally, 2011 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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Table 1:                            2011 Drill Intercepts from Venus Drilling Program

HOLE	VEIN	FROM (m)	TO (m)	LENGTH	GOLD	SILVER	GOLD
				(m)	(G/T)	(G/T)	EQUIV[1]
							(G/T)
* VEN-004	LA BALLEZA	281.9	282.5	0.6	8.58	1050	27.67
* VEN-004	LA BALLEZA	286.5	287.1	0.6	2.99	150	5.72
* VEN-005	LA BALLEZA	85.7	86.4	0.7	0.07	5	0.16
* VEN-005	LA BALLEZA	89.4	92.4	3.0	0.13	1	0.15
* VEN-005	LA BALLEZA	93.2	93.9	0.8	0.58	4	0.64
* VEN-009	LA BALLEZA	56.0	60.5	4.5	1.49	18	1.83
* VEN-009	LA BALLEZA	82.5	84.0	1.5	1.89	1	1.92
* VEN-009	LA BALLEZA	109.1	109.8	0.7	62.20	2700	111.29
VEN-013	VETA VULCANO	198.0	199.5	1.5	3.71	49	4.60
VEN-014	LA BALLEZA	208.2	209.6	1.4	1.96	188	5.37
VEN-015	LA BALLEZA	174.9	175.8	0.9	9.91	140	12.46
VEN-015	LA BALLEZA	186.0	187.3	1.3	2.83	24	3.26
VEN-016	LA BOLETA	70.5	99.4	28.9	0.29	3	0.35
Including	LA BOLETA	79.0	79.5	0.5	2.74	16	3.03
VEN-017	LA BALLEZA	49.5	52.5	3.0	3.57	33	4.17
VEN-018	LA BALLEZA	228.3	229.1	0.8	4.66	474	13.28
VEN-018	LA BALLEZA	288.9	289.9	1.0	2.75	47	3.61
VEN-019	LA BALLEZA	140.1	141.7	1.6	2.61	62	3.74
VEN-020	SANTO NINO	159.1	165.6	6.5	0.17	1	0.20
VEN-023	LA BALLEZA	102.5	104.6	2.1	10.78	159	13.66
VEN-028	HW to LA	113.0	115.0	2.0	1.13	11	1.33
	BALLEZA
VEN-028	HW to LA	158.7	159.5	0.8	4.00	184	7.35
	BALLEZA
VEN-028	HW to LA	246.0	261.0	15.0	0.53	24	0.97
	BALLEZA
VEN-028	HW to LA	292.0	300.0	8.0	0.36	3	0.42
	BALLEZA
VEN-028	LA BALLEZA	305.4	310.5	5.1	10.83	53	11.80
VEN-030	SANTO NINO	306.5	307.3	0.8	2.93	21	3.32

* Previously released drilling results

(1) Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

Diagram 1:	Location Map of Venus Project in the Ocampo – Pinos Altos – Concheno Mining District, Western Chihuahua, Mexico. Grey shading indicates Gammon Gold Inc’s mineral land position.

Diagram 1:	Venus Plan Map